UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2004



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Larry Akerman
                                              --------------------------------
                                              Larry Akerman
                                              CFO


Date:  November 15, 2004

                         BARAK DEFERS INTEREST PAYMENT;
                         30-DAY GRACE PERIOD IN EFFECT

Rosh Ha'Ayin, Israel; November 15, 2004 - - Barak I.T.C. (1995) - The International Telecommunication Services Corp. Ltd. (the "Company" or "Barak") announced that it has deferred making the interest payment scheduled to be made today on its outstanding 12-1/2% Senior Subordinated Discount Notes due 2007 (the "Notes"). The indenture under which the Notes are governed provides a 30-day grace period for interest payments on the Notes. Consequently, during such 30-day period, the deferral will not cause an "Event of Default" to occur.

The Company is considering proposing a restructuring of the terms of the Notes. The restructuring that might be proposed would likely include, among other things, (i) adjustments in the principal amount, interest rate and maturity date of the Notes and in the covenants set forth in the indenture under which the Notes are outstanding and (ii) the issuance to current holders of Notes of an equity position in the Company. Barak emphasized that there can be no assurance that it will propose or seek to implement such a restructuring (or any other restructuring) or that it would be successful in obtaining necessary approvals if it were to attempt to do so. Barak also noted that it has not yet determined what it will do with respect to the deferred interest payment during, or upon the expiration of, the grace period. Barak previously disclosed that it has engaged legal and financial advisors to assist it in considering its options.

Barak is a provider of international voice, internet and data communications services. It is headquartered in Rosh Ha'Ayin, Israel and owned by three leading international telecommunications companies and two leading Israeli corporations.